Filed by AMB Property Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No.: 1-12846
Hamid Moghadam, Walter Rakowich Video Interview on AMB/ProLogis Merger
Posted to AMB’s and ProLogis’ websites
Jan. 31, 2011
Hamid Moghadam
Hi. I’m Hamid Moghadam, the CEO and Chairman of AMB Property Corporation.
Walter Rakowich
And I’m Walt Rakowich, the CEO of ProLogis.
Hamid Moghadam
We are here to talk about why we are merging our two companies. We have the opportunity to build a preeminent industrial real estate company on a global scale. We can service our customers better, provide better products for investors and create a great deal of shareholder value. We think we’ll have unparalleled access to opportunities around the globe.
Walter Rakowich
So let’s talk a little bit about the plan for the new company. First thing we’ve got to do is align our asset base, the portfolio of properties that we own, into core markets. And as we do that, better serve the needs of our customers. The second thing we want to do is better utilize the assets that we have. We’ve got land that we can build out and develop and, in addition to that, we have a development portfolio that still needs a little bit of leasing but is on the goal line. And we plan to better utilize that asset base in the course of the next few years. In addition to that, we’ve got a terrific, private capital business that is $26 billion today but can be even a better private capital business. And as we grow, you’ll see the growth in that business taking shape. We also want to build one of the top balance sheets in the industry. And you’ll see that in the years ahead. And finally, we’ve got an incredible talent pool of people and we’re going to utilize those people effectively and efficiently throughout the world as we grow our operations.
Hamid Moghadam
Well, one of the things that makes me very excited about this combination is that our portfolios fit together very nicely. We have a significant presence in North America, as does ProLogis. We have a modest presence in Europe where they are deep. And the combined platforms are scaled; it enables us to get to efficient scale very quickly. In particular, our presence in the UK and Central and Eastern European economies is very small at the moment and by combining with ProLogis, we can expand our business and serve our customers better in those areas. On the other hand, we have a big presence in China and a growing presence in Brazil, where ProLogis is not active. So by putting the two companies together, we can serve about 78% of the global economy, and do it tomorrow.
Walter Rakowich
     In addition to that, the economy is growing. And the nice thing about this is that our customers are coming to us today and they are talking about growth. Last year, in the United States, we saw three consecutive quarters of positive absorption. That means the economy is growing again. And, in addition to that, rents are beginning to flatten out, and in some markets, rents are actually beginning to rise again. And we see nothing but good ahead there. So, it’s a great time to be combining these companies because the market is growing and we think we are going to be in a great position to take advantage of that growth ahead.

Moghadam/Rakowich Video Interview
January 31, 2011

Hamid Moghadam
Now the question is: How are we going to make all of this happen? You should know that we are going to operate our businesses separately and independently until this transaction closes, which is expected to be in the middle of this year. But during this period of time, we are going to continue the work that we’ve been doing together for the last three or four weeks, in putting together the management structure that’s going to take this company forward. We’ve already made many of the decisions about management that’s critical. We believe we have a world-class team leading this business and we can’t wait to put them on the field as a combined company to serve the needs of our customers even better.
Walter Rakowich
Well, and we’ll also be talking to our private capital partners. If you look at it, we’ve got a tremendous opportunity to grow with investors, with private capital investors throughout the world. Both of us, that was a complimentary business. Both of us were in that business and both of us look at that as sort of a key growth component of our businesses. So, that was complimentary. We plan to offer a wide range of products throughout the world as we grow and we look forward to being partners with the major institutional partners that we deal with today.
Hamid Moghadam
Well, Walt, in closing I want to tell you that this is one of the most exciting moments of my business career. The opportunity to be able to work with you and your team and to build the greatest real estate company on a global scale is something that doesn’t come around that often. And I’m just really excited to be part of it.
Walter Rakowich
Hamid, I’ve known you for twenty years and I’m really, really looking forward to being a partner of yours.
[Video ends] (4:56)
Cautionary Statement Regarding Forward-Looking Statements
In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which ProLogis and AMB operate and beliefs of and assumptions made by ProLogis management and AMB management, involve uncertainties that could significantly affect the financial results of ProLogis or AMB or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving ProLogis and AMB, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings,

Moghadam/Rakowich Video Interview
January 31, 2011

(ix) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (x) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by ProLogis and AMB from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither ProLogis nor AMB undertakes any duty to update any forward-looking statements appearing in this document.
Additional Information About the Proposed Transaction and Where to Find it:
In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690. Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.
AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010. You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.